UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-41631

Xiao-I Corporation

(Translation of registrant’s name into English)

5/F, Building 2, No. 2570

Hechuan Road, Minhang District

Shanghai, China 201101

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Other Events

As previously disclosed on our Current Report on Form 6-K, dated June 17, 2024, on June 17, 2024, Xiao-I Corporation, a Cayman Islands exempted company with limited liability (the “Company”), has entered into a securities purchase agreement with an institutional investor (the “Investor”) to issue and sell an aggregate principal amount of $3,260,869.57 senior convertible notes (the “Notes”) with an 8% Original Issue Discount to the Investor, convertible into the Company’s ordinary shares (“Conversion Shares”) in the form of American Depositary Shares (“Conversion ADSs”). Each ADS represents one-third of an ordinary share. The Company has also concurrently offered an additional 1,000,002 ADS (the “Pre-Delivery ADSs”), at par, representing 333,334 of its ordinary shares (the “Pre-Delivery Shares”), to the Investor.

On June 17, 2024, the Company closed the offering and raised $2,994,945 in gross proceeds therefrom. The Notes, Conversion ADSs and Pre-Delivery ADSs were sold through a prospectus supplement pursuant to the Company’s effective shelf registration statement on Form F-3, as amended (SEC File No. 333-279306) and the base prospectus therein. On June 17, 2024, the Company issued a press release, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 6-K, announcing the closing of the offering.

INCORPORATION BY REFERENCE

Exhibits 5.1, 5.2 and 5.3 to this current report on Form 6-K are incorporated by reference into the registration statement on Form F-3 of Xiao-I, as amended (SEC File No. 333-279306), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
5.1	Opinion of Conyer Dill & Pearman
5.2	Opinion of Squire Patton Boggs (US) LLP
5.3	Opinion of Jingtian & Gongcheng
99.1	Press Release dated June 17, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2024	Xiao-I Corporation

	By:	/s/ Hui Yuan
		Name:	Hui Yuan
		Title:	Chief Executive Officer

3